Mail Stop 3561

November 9, 2007

Bruce Capra, Chief Executive Officer
Recycle Tech, Inc.
6890 West 44th Avenue #3
Wheat Ridge, Colorado 80033

> **Re: Recycle Tech, Inc.**
> **Amendment No. 2 to Registration Statement on Form SB-2**
> **Filed October 12, 2007**
> **File No. 333-142214**

Dear Mr. Capra:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Our History, page 5

1. We note that the amount raised in the offering disclosed in the second paragraph and on page 16 does not reconcile to the aggregate amount of net proceeds and deferred offering costs disclosed in the statements of stockholders' equity on page F-6. Please advise or revise.

Risk Factors, page 6

We have had a history of net losses, page 6

2. We note your response to comment two in our letter dated August 2, 2007 and the revisions to your disclosure. Please revise the amount of net losses for the twelve months ended May 31, 2006 to conform to the amount reflected in the statements of operations on page F-5.

Because we have a history of losses and have a working capital deficit, our…, page 6

3. We reissue comment 9 in our letter dated May 14, 2007 and comment 3 in our letter dated August 2, 2007. As previously requested, please delete the sentence in this risk factor stating that you expect to break even with your operating costs for the year ended December 31, 2007 as this statement mitigates the risk to you or delete this risk factor.

Dilution, page 10

4. Please revise the table illustrating the per share dilution to new investors to reflect net tangible book value per share before the offering as opposed net tangible book value.

5. We note that the number of shares of common outstanding used in computing net tangible book value per share represents the number of shares outstanding at June 15, 2007 as opposed to May 31, 2007. Please revise your disclosure in the last sentence of the first paragraph as appropriate.

6. We note your response to comment six in our letter dated August 2, 2007 and the revisions to your disclosure. The aggregate number of shares held by existing stockholders and investors in the offering reflected in the table at the bottom page differs from the number of shares outstanding used in computing net tangible book value per share. Consequently, the data presented for existing stockholders, including the price per share, number of shares held, percentage of ownership and consideration paid, in the third paragraph and in the referenced table, as applicable, may be inaccurate. It also appears that the consideration paid as disclosed in the table may vary from the consideration recognized in your financial statements. Please revise or advise.

Market for our common stock and related stockholder matters, page 12

7. We reissue comment seven of our letter dated August 2, 2007. Please revise to provide the range of high and low bid information for the periods of March to May and June to August and September to present, as required pursuant to Item 201 of Regulation S-B.

Management's Discussion and Analysis or Plan of Operations, page 14

Results of Operations, page 14

8. Please revise to elaborate upon the "market trends" you refer to in the fourth paragraph that you believe do not materially affect you.

9. In the fifth paragraph, you disclose that cost of goods consist of acquisition costs of used computer and peripheral products. Please disclose how you classify freight, inspection, receiving and warehousing costs, refurbishing costs and costs of technical support services in the statements of operations.

10. It appears that your discussion of gross profit in the sixth paragraph is inconsistent with your discussion of cost of goods sold as you attribute better gross margins directly to better inventory control as opposed to larger discounts and drop off fees for towers and monitors. Please clarify your disclosure as appropriate. Also, disclose how you classify drop off fees in the statements of operations and tell us why the classification is appropriate. In addition, disclose the amount of sales from products and technical support services and the amount of drop off fees recognized as sales or cost of goods sold for each period presented.

11. We note your response to comment 12 in our letter dated August 2, 2007 and reviewed the revisions to your disclosure. Please quantify the increases in salaries and professional fees and disclose the underlying reasons for the change between periods.

12. We note your response to comment 13 in our letter dated August 2, 2007 and the revisions to your disclosure. The net losses for the twelve months ended May 31, 2006 and May 31, 2007 disclosed in the second sentence in the first paragraph on page 15 differ from the amounts reflected in your financial statements. Please revise.

13. We note your response to comment 14 in our letter dated August 2, 2007. In the last paragraph of your Results of Operations subsection, you state that you expect that you will be profitable by the second quarter of your next fiscal year. Please provide the bases for this belief.

Liquidity and Capital Resources, page 15

14. We note the additional disclosure regarding purchased office equipment in response to comment 18 in our letter dated August 2, 2007. Please revise this discussion to reflect that the purchases are classified as investing activities as opposed to financing activities.

15. We note your response to comment 17 in our letter dated August 2, 2007 and your revised disclosure. Financing activities provided net cash, as opposed to using net cash, for the twelve months ended May 31, 2006. Please revise your disclosure in the fourth paragraph as appropriate.

Description of Business, page 16

    16. We note your response to comment 19 in our letter dated August 2, 2007. We further note your indication in the fifth paragraph on page 17 that you plan to market directly to consumers in the future. Please revise to discuss how your marketing efforts will change once you initiate this plan and disclose when you plan to begin doing so.

Security Ownership of Certain Beneficial Owners and Management, page 20

    17. Please ensure that you update your beneficial ownership table to indicate that it reflects information as of the most recent practicable date, as opposed to referring to June 15, 2007, pursuant to Item 403 of Regulation S-B. This comment also applies to your Selling Stockholders table and the discussion in Description of Securities.

Summary Compensation Table, page 19

Compensation of Directors, page 19

    18. You indicate that you "did not pay [y]our non-management Director any compensation…" Considering your sole director is also an officer of the company, this statement seems incorrect. Please revise.

Financial Statements, page F-1

    19. We note that you updated the annual financial statements in response to comment 25 in our letter dated August 2, 2007. Please update the financial statements to include financial statements for an interim period ending within 135 days of the effective or expected mailing date of the prospectus in accordance with Item 310(g) of Regulation S-B. Please also update the Dilution section of page 10 and Management's Discussion and Analysis section on page 14.

    20. We note that you restated your financial statements for the year ended May 31, 2006 in response to comment 26 in our letter dated August 24, 2007. Please disclose the restatement in accordance with paragraph 26 of SFAS 154 and label the appropriate columns or financial information in the balance sheets and statements of operations, stockholders' equity and cash flows "as restated." The restatement should also be referred to in an explanatory paragraph of the auditor's report. Refer to Auditing Standards Codification Sections AU 420.12 and AU 508.

Report of Independent Registered Public Accounting Firm, page F-3

21. The date of the report differs from date of the report referenced in the consent filed as Exhibit 23.1. Please revise the date of the report or the consent as appropriate.

Statements of Cash Flows, pages F-7 and F-8

22. We read your responses to comments 27 and 28 in our letter dated August 2, 2007 and note the revision to your disclosure. Please disclose the reduction of deferred offering costs and stockholders' equity as a non-cash financing activity for the year ended May 31, 2006. Refer to paragraph 32 of SFAS 95.

Note 1. Organization, Operations and Summary of Significant Accounting Policies, page F-10

23. We have read your response to comment 29 in our letter dated August 2, 2007 and note your revised disclosure. Please further clarify how sales returns and allowances are estimated and when they are recorded.

Note 7. Stock Offering

24. We note that the number of shares of common stock differs from the number of shares being registered for resale. Please revise.

Part II. Information Not Required in Prospectus, page II-1

Item 27. Exhibits, page II-3

25. Please file as an exhibit the form of subscription agreement utilized in connection with the sale of shares that are the subject of this registration statement.

Item 28. Undertakings, page II-4

26. We reissue comment 43 in our letter dated May 14, 2007 and comment 31 in our letter dated August 2, 2007 as you have not revised to include the undertaking in Item 512(g)(2) of Regulation S-B. Please revise.

*   *   *   *   *   *

As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Ta Tanisha Meadows, Staff Accountant, at (202) 551-3322 or William Thompson, Accounting Branch Chief, at (202) 551-3344, if you have questions regarding comments on the financial statements and related matters. Please contact John Fieldsend, Staff Attorney, at (202) 551-3343, Mara Ransom, Legal Branch Chief, at (202) 551-3264, or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: David J. Wagner, Esq.
   David Wagner & Associates, P.C.
   Via Facsimile